Exhibit 99.1

FOR IMMEDIATE RELEASE

CLAXSON REPORTS 2001 FOURTH QUARTER
AND YEAR-END FINANCIAL RESULTS

Buenos Aires, March 15, 2002 – Claxson Interactive Group, Inc. (Nasdaq: XSON), a multimedia provider of branded entertainment content to Spanish and Portuguese speakers around the world, today reported financial results for the three and twelve months ended December 31, 2001.

Claxson was formed on September 21, 2001 in a merger transaction which combined El Sitio, Inc., media assets contributed by Ibero-American Media Partners II, Ltd. (IAMP), and other media assets contributed by members of the Cisneros Group of Companies. Pro forma combined financial results for the twelve months ended December 31, 2000 and 2001 are presented as if the merger transaction had been effected on January 1 of each of the reported years. Consolidated financial results for the twelve months ended December 31, 2001 are also provided. Historical information for IAMP, El Sitio and the other assets comprising Claxson is provided in Claxson’s registration statement on Form F-4 as filed with the U.S. Securities and Exchange Commission, which became effective on August 15, 2001.

Claxson’s full year 2001 pro forma combined results reflect $18.1 million, in merger expenses and severance costs resulting from the merger transaction and other post-merger restructuring and integration initiatives. These expenses have increased Claxson’s operating losses and negative cash flows, which have also been negatively affected by the recent devaluation and economic situation in Argentina where Claxson has significant operations.

Claxson is evaluating a number of alternatives and taking certain steps including, among others, the possible restructuring of some of its subsidiaries’ debt including renegotiation of applicable covenants, as well as other commitments. Claxson believes that if these steps are not successfully completed in a timely manner, it is likely that its auditors will express a “going concern” opinion in connection with Claxson’s annual report on Form 20-F to be filed with the Securities and Exchange Commission in June 2002. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets which requires an initial impairment test for goodwill and intangible assets. Claxson has not yet determined if any impairment charge will result from the adoption of this statement.

Net revenues for the three months ended December 31, 2001 totaled $28.9 million. Pro forma net revenues for the twelve months ended December 31, 2001 totaled $113.8 million, decreasing 11.3% from pro forma net revenues of $128.3 million in 2000, due primarily to a decline in Internet advertising revenues.

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Claxson’s pro forma combined results reflect the aggregate performance of its business lines: pay television; broadcast radio and television; and Internet and broadband. Business line performance highlights are provided as a supplement to this press release. Claxson also holds an 80.1% equity interest in Playboy TV International (PTVI), a joint venture with Playboy Enterprises, Inc. (NYSE: PLA). Claxson does not control PTVI and therefore its interest in PTVI is not consolidated for reporting purposes.

Subscriber-based fees for the three-month period ended December 31, 2001 totaled $15.0 million. For the twelve months ended December 31, 2001, pro forma subscriber-based fees totaled $62.4 million, which comprised approximately 55% of total pro forma net revenues and represented a 5.2% increase from pro forma subscriber-based fees of $59.3 million in the year 2000. Claxson’s basic package of owned and represented channels reached a total of approximately 54 million aggregate subscribers at December 31, 2001.

Advertising revenues for the three-month period ended December 31, 2001 were $11.3 million. For the twelve months ended December 31, 2001, pro forma advertising revenues were $42.7 million, which comprised approximately 38% of Claxson’s total pro forma net revenues and represented a 32.6% decrease from pro forma advertising revenues of $63.4 million in the year 2000. This decrease in advertising revenues in 2001 was due primarily to the decrease in Internet advertising revenues from $21.4 million in 2000 to $5.9 million in 2001, reflecting the scaling down of the Internet operations during 2001.

During the fourth quarter, Claxson secured distribution and sales rights for the Fashion TV (FTV) pay television franchise in Latin America; completed the acquisition of the El Metropolitano newspaper in Chile; completed the sale of its DeCompras e-commerce business in Mexico and continued the process of divesting its connectivity services assets in Brazil. Terms of these transactions have not been disclosed.

Operating expenses for the three months ended December 31, 2001 were $40.0 million. Pro forma operating expenses for the twelve months ended December 31, 2001 totaled $174.4 million, decreasing 15.7% from pro forma operating expenses of $206.9 million for the year 2000, due primarily to a decrease in Internet marketing expenses.

Net loss for the three months ended December 31, 2001 was $62.1 million, or $3.35 per common share. This loss included a charge of $29.8 million due primarily to a foreign exchange loss on certain U.S. dollar denominated debt held by Claxson's Argentine subsidiary as a result of the Argentine currency devaluation which, for accounting purposes, was effective as of December 31, 2001. Subsequent to December 31, 2001, the Argentine currency has continued to devalue resulting in further exchange rate losses. Pro forma net loss for the twelve months ended December 31, 2001 and December 31, 2000 were $167.0 million, or $9.01 per common share, and $121.1 million, or $6.53 per common share, respectively.

As of December 31, 2001, Claxson had a balance of cash and cash equivalents of $15.2 million and $113.0 million in debt.

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Playboy TV International

For the three months ended December 31, 2001, and for the twelve months ended December 31, 2001, Playboy TV International (PTVI) and its affiliated companies recorded combined pro forma net revenue of $10.7 million and $40.5 million, respectively. The loss for the three months ended December 31, 2001 included charges of $11.6 million for the reductions in value of certain programming rights, share based compensation under a Phantom Stock Option Plan and severance. PTVI and its affiliated companies ended the period with 25 international television networks in 53 countries. PTVI has incurred net losses and working capital deficiencies. Unless PTVI's financial obligations can be restructured, PTVI will remain primarily dependent on capital contributions from Claxson to fund shortfalls. Claxson is in the process of taking certain steps to restructure its capital structure, however, there can be no assurance that Claxson will be successful in doing so. These steps are not expected to be completed prior to the time the audit of the PTVI financials is completed. As a result, it is expected that PTVI’s auditors will express a going concern opinion on the financial statements for the year ended December 31, 2001.

Nasdaq Update

On February 14, 2002, Claxson received notification from Nasdaq that its common shares had failed to maintain a minimum market value of publicly held shares (MVPHS) of $5.0 million for 30 consecutive trading days as required by Nasdaq rules, and that Claxson would have until May 15, 2002 to regain compliance with Nasdaq’s continued listing requirements.

In addition, on February 28, 2002, Claxson received a notification from Nasdaq that its common shares had failed to maintain a minimum bid price of $1.00 for 30 consecutive trading days required by Nasdaq rules, and that Claxson would have until May 29, 2002 to regain compliance with Nasdaq’s continued listing requirements.

Claxson is evaluating several options in case it cannot regain compliance within the set period, including filing an application for transferring its securities to The Nasdaq SmallCap Market and applying for quotation on the OTC Bulletin Board.

About Claxson

Claxson (Nasdaq: XSON) is a multimedia company providing branded entertainment content targeted to Spanish and Portuguese speakers around the world. The company has a portfolio of popular entertainment brands that are distributed over multiple platforms through Claxson’s assets in pay television, broadcast television, radio and the Internet. Claxson was formed through the merger of El Sitio and assets contributed by members of the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Inc. Headquartered in Buenos Aires, Argentina, and Miami Beach, Florida, Claxson has a presence in all key Ibero-American countries and in the United States.

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[This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Claxson’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For a detailed discussion of these factors and other cautionary statements, please refer to Claxson’s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission and as it became effective on August 15, 2001 under the Securities Act of 1933.]

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Contacts:

Press	Investors
Alfredo Richard	Jose Antonio Ituarte
SVP, Communications	Chief Financial Officer
Claxson	Claxson
305-894-3588	011-5411-4339-3700

— Financial Tables Attached —

CLAXSON
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands of U.S. dollars, except per share data)

	Consolidated		Pro Forma Combined

	Three	Twelve	Twelve	Twelve
	Months	Months	Months	Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2001	2001	2001	2000

NET REVENUES:
Subscriber-based fees	$15,039	$60,756	$62,352	$59,333
Advertising	11,339	37,928	42,682	63,447
Other	2,504	8,960	8,762	5,549

Total net revenues	28,882	107,644	113,796	128,329

OPERATING EXPENSES:
Product, content and technology	11,433	42,928	54,093	59,303
Marketing and sales	8,010	22,708	33,903	64,183
Corporate and administration	10,631	29,796	41,438	52,760
Depreciation and amortization	9,937	27,302	29,788	25,089
Merger and restructuring	—	—	15,169	5,541

Total operating expenses	40,011	122,734	174,391	206,876

OPERATING LOSS	(11,129)	(15,090)	(60,595)	(78,547)
OTHER INCOME (EXPENSE), NET	(5,631)	(14,884)	(14,892)	(9,292)
FOREIGN CURRENCY EXCHANGE LOSS	(29,755)	(31,660)	(31,815)	(974)
SHARE OF LOSS FROM UNCONSOLIDATED AFFILIATES	(14,459)	(19,073)	(22,953)	(12,558)
BENEFIT (PROVISION) FOR NON-U.S. INCOME TAXES	(913)	(4,124)	(4,396)	(1,076)
MINORITY INTEREST	(182)	(55)	(64)	(4)
DISCONTINUED OPERATIONS	—	—	(32,331)	(18,636)

NET LOSS	$(62,069)	$(84,886)	$(167,046)	$(121,087)

NET LOSS PER COMMON SHARE (Basic and diluted)	$(3.35)	$(4.58)	$(9.01)	$(6.53)

NUMBER OF SHARES USED IN PER SHARE CALCULATIONS (Basic and diluted)	18,539	18,539	18,539	18,539

CLAXSON
BALANCE SHEETS
(In Thousands of U.S. dollars)

As of
December 31,
2001

ASSETS
CURRENT ASSETS:
Cash, cash equivalents and investments	$15,211
Accounts receivable, net	32,246
Other current assets	13,058

Total current assets	60,515
PROPERTY AND EQUIPMENT, net	31,902
PROGRAMMING RIGHTS, net	11,295
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES	4,591
INVESTMENTS IN DEBT AND EQUITY SECURITIES	8,290
INTANGIBLE AND OTHER ASSETS, net	162,681

TOTAL ASSETS	$279,274

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable, accrued and other liabilities	$47,292
Current portion of programming rights obligations	9,746
Current portion of long-term debt	11,114

Total current liabilities	68,152
LONG-TERM DEBT	101,881
OTHER LONG-TERM LIABILITIES	6,488
SHAREHOLDERS’ EQUITY	102,753

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$279,274

CLAXSON
UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS INFORMATION — BY SEGMENT
(In Thousands of U.S. dollars)

	Pay	Internet &		Claxson
	Television	Broadband	Broadcast	Corporate (1)	Total

For the Year Ended December 31, 2001:
NET REVENUES	$79,358	$5,881	$28,557	$—	$113,796

OPERATING INCOME (LOSS)	$(4,091)	$(47,192)	$(5,210)	$(4,102)	$(60,595)

For the Year Ended December 31, 2000:
NET REVENUES	$72,511	$21,385	$34,433	$—	$128,329

OPERATING INCOME (LOSS)	$(5,675)	$(70,153)	$2,321	$(5,040)	$(78,547)

(1)	Represents Claxson’s corporate expenses not allocated to any business unit.